

April 19, 2011

Via E-mail

Denise C. McWatters, Esq.
Vice President, General Counsel and Secretary
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, Texas 75201-6915

> **Re:** **Holly Corporation**
> **Registration Statement on Form S-4**
> **Filed March 21, 2011**
> **File No. 333-172978**

Dear Ms. McWatters:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings have been resolved.

The Merger, page 33

Background of the Merger, page 33

2.   We note your disclosure that in 2003, "Holly and Frontier entered into a merger
        agreement that terminated following litigation between the parties…." Please revise to
        expand the description of this prior litigation. For example, and without limitation,
        please describe more specifically the factual allegations of such prior litigation and the
        role, if any, it had on the discussions and negotiations relating to the current proposed
        merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 108

General

3.   We note the disclosure indicating that the pro forma condensed combined financial
        statements do not include one-time costs directly attributable to the transaction. Please
        note that the pro forma balance sheet should reflect an adjustment for direct, incremental
        costs of the acquisition which are not yet reflected in the historical financial statements of
        either the target or acquirer.

Note 1. Basis of Presentation, page 111

4.   Under ASC 805, you should use the most recent stock price at the time of filing for
        determining the value of stock to be issued in a transaction that has not yet consummated.
        In addition, the notes to the pro forma balance sheet should include a disclosure of the
        date at which the stock price was determined and a sensitivity analysis for the range of
        possible outcomes based upon percentage increases and decreases in the recent stock
        price. The appropriate percentages should be reasonable in light of your volatility.

5.   The expected useful lives or amortization periods of significant assets acquired in a
        purchase business combination, including identified intangibles, should be disclosed in
        the notes to your pro forma financial statements.

Note 2. Pro Forma Adjustments, page 112

(d) Properties, Plant and Equipment, page 113

6.   We note your discussion of a decrease in depreciation expense resulting from adjustments
        to the useful lives of properties, plant and equipment. Describe for us the specific
        properties, plant and equipment involved. Tell us the historical useful lives and the lives
        used for purposes of the pro forma presentation. Explain to us, in reasonable detail, your

       basis for concluding that the revised useful lives are appropriate.

7.   Your discussion indicates, in part, that adjustment (d) eliminates approximately $24 million in amortization attributable to deferred turnaround and catalyst costs. Explain to us in further detail the reasons for this adjustment. As part of your response, describe the nature of the underlying costs. Additionally, describe the accounting policies that were applied to these costs historically by Frontier as well as the policies you intend to apply to them prospectively.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee, Staff Attorney, at (202) 551-3340, Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director